

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

Via E-mail
William B. Wylie
President
Kleangas Energy Technologies, Inc.
8110 Ulmerton Rd.
Largo, FL 33771

> **Re: Kleangas Energy Technologies, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed February 25, 2013**
> **File No. 333-185280**

Dear Mr. Wylie:

We have reviewed your response to our prior comment letter to you dated December 31, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please explain in greater detail why you believe the current state of affairs at your business is something greater than no or nominal operations. In your response, please discuss at what point you believe your operations became more than nominal and why. Please also discuss the current state of your operations, including how much time your officers spend on your business and what operations, apart from activities related to this offering, are currently being conducted.

2. We note you response to our prior comment 3, and we reissue. Based on the disclosure that your common stock will be quoted on the Pink Sheets, it does not appear that there will be an existing market on which to base the market price. Please revise the offering price disclosure on pages 1 and 5 and the plan of distribution on page 25 to state the fixed price at which the common stock will be offered.

3. You refer to the "Pink Sheets" on the cover page and elsewhere in the prospectus. To the extent you are referring to OTC Pink, please revise accordingly.

Prospectus Summary, page 3

4. We note your response to our prior comment 4, and we reissue in part. Please consider using a defined term for the Delaware entity separate and apart from the collective defined term for the Delaware and Florida entities as there are numerous instances where

'Company' is used to refer solely to the Delaware entity. Please also clarify these references throughout the document.

5. We note your response to our prior comment 6, and we reissue in part. Please disclose your current cash balance, the month you will run out of funds without the addition of capital if you continue not to pay your employees' salary and the rent. If you do end up paying the salary and rent, disclose what, if any, plans you have to raise such funds in this section. Please also discuss the costs of this offering and the cost of being a reporting company.

Our History, page 4

6. We note your response to our prior comment 10, and we reissue in part. It is still unclear to us what you mean by you "acquired Redmond through a conversion under Delaware law" as converting an entity from one jurisdiction to another does not constitute a purchase or sale transaction.

Risk Factors, page 6

7. We note your response to our prior comment 15, and we reissue. We are unable to agree with your explanation as to why a risk factor concerning the fact that your two employees are your sole directors making them able to determine their compensation when there may not be funds available to grow your business is not necessary. There are employment agreements in place to pay salaries to your two employees/directors, which you currently do not have the funds to pay, and you are accruing liabilities as a result of said agreements thereby increasing your losses. Please add a risk factor for this risk.

Our inability to generate sufficient cash flows…, page 6

8. We note your response to our prior comment 16. Disclose in this risk factor the period of time that available cash can sustain current operations if you continue not to pay your employees' salary and the rent and if you do and how you will fund operations for the next 12 months.

Description of Business, page 29

9. You state in your response to our prior comment 25 that Mr. Dennis Leary is one of your officers and is handling the processing of the patent application. Mr. Leary, however, is not mentioned in the prospectus as one of your officers. Please explain the inconsistency.

Management's Discussion and Analysis, page 33

10. We note your response to our prior comment 23. Given that you have not had revenues from operations to date, please revise your MD&A to provide a plan of operation. In doing so, please include details regarding the costs and timelines you face in reaching your goals over the next 12 months. Additionally, please clarify when you expect to generate revenue.

Liquidity and Capital Resources, page 35

11. We note your response to our prior comment 29, and we reissue in part. Please revise to disclose whether you currently have any firm offers or anything else beyond an indication of interest for the funding you need.

12. Based on Note 4 to your financial statements, it does not appear that the $251 in accrued interest relates to interest for your obligations to Messrs. Wylie and Klein as described in this section but rather to accrued interest on the note payable to Mr. Astrom. Please revise.

Related Party Transactions, page 40

13. Please disclose the information required by Item 404(d) of Regulation S-K regarding the advances you have received from your officers.

Security Ownership of Certain Beneficial Owners and Management, page 43

14. We note your response to our prior comment 37, and we reissue as it does not seem that the revised language you mention has been included. Please revise.

Signatures, page II-7

15. Please revise the signature page to include the signature of your principal financial officer. To the extent Mr. Wylie is also your principal financial officer, please revise to clarify.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>via e-mail</u>
        Barry J. Miller, Esq.